

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Shane R. Tackett
Executive Vice President/Finance and Chief Financial Officer
ALASKA AIR GROUP, INC.
19300 International Boulevard
Seattle, WA 98188

      Re: ALASKA AIR GROUP, INC.
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed February 12, 2020
          File No. 001-08957

Dear Mr. Tackett:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation